UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 6, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the document that immediately follows this page.

UBS

# Assessment of the impact of the proposed Swiss regulatory capital measures on UBS

6 June 2025

# Estimated impact of proposed capital measures based on 1Q25 financials

| | | Estimated impact on UBS AG, standalone | Estimated impact on UBS Group AG, consolidated |
|---|---|---|---|
| **Ordinance** (consultation) | **Deferred tax assets on temporary differences (TD DTAs):** Full deduction from CET1 capital of all DTAs, including those arising from temporary differences which are currently recognized up to 10% of CET1, in line with BIS | CET1: (0.4bn)<br>RWA: (0.9bn)<br>**Net CET1 capital impact: (0.3bn)** | CET1: (7.0bn)<br>RWA: (17.6bn)<br>**Net CET1 capital impact: (4.6bn)** |
| | **Capitalized software:** Full deduction from CET1 capital of all capitalized software, regardless of accounting classification (tangible or intangible) | CET1: (1.7bn)<br>RWA: (1.7bn)<br>**Net CET1 capital impact: (1.5bn)** | CET1: (5.2bn)<br>RWA: (5.2bn)<br>**Net CET1 capital impact: (4.5bn)** |
| | **Prudential valuation adjustments (PVAs):** Stricter valuation in line with EBA rules | CET1: (1.0bn)<br>**Net CET1 capital impact: (1.0bn)** | CET1: (1.8bn)<br>**Net CET1 capital impact: (1.8bn)** |
| **Law** (cornerstones) | **Foreign participations:** Full deduction from CET1 capital of all foreign participations | CET1: (46.4bn)[1]<br>RWA: (185.7bn)[2]<br>**Net CET1 capital impact: (23.2bn)** | n/a |
| | **Total net CET1 capital impact** | **(26.0bn)** | **(10.8bn)** |
| | **Total net CET1 capital impact – net of 1Q25 excess above guidance[3]** | **(23.9bn)** | |

UBS

Based on the 1Q25 balance sheet; net CET1 capital impacts calculated based on 14.0% CET1 capital ratio for UBS Group AG, consolidated and 12.5% CET1 capital ratio for UBS AG, standalone; **1** Reflects 51.4bn of CET1 from foreign participations as of 1Q25, adjusted for ~5bn of expected repatriations; **2** Reflects 205.7bn of RWA from foreign participations as of 1Q25, adjusted for ~5bn of expected repatriations, reducing RWA by ~20bn; **3** Excess above the lower end of the 12.5-13.0% range used for UBS AG, standalone

1

# Current proposal would lead to extreme overshooting at UBS Group AG

## UBS AG, standalone

## UBS Group AG, consolidated

CET1, bn
CET1 capital ratio
71
12.9%
(3)
(3)
(46)[2]
19
5.5%
24
43
12.5%[4]
1Q25
Expected repatriations[1]
Deduction of TD DTAs, software and PVAs
Full deduction of foreign participations
1Q25 pro-forma post repatriations and current proposal
Required capital build-up
Target CET1 ratio
Incremental capital at UBS AG to maintain 12.5% CET1 ratio[4] causes material overshooting at the Group consolidated level
69
14.3%
24
93
19.3%
(14)
79
17.2%
1Q25
Capital build-up at UBS AG
1Q25 pro-forma
Deduction of TD DTAs, software and PVAs
1Q25 pro-forma post deduction of TD DTAs, software and PVAs

**UBS AG, standalone**

| | 1Q25 | Expected repatriations[1] | Deduction of TD DTAs, software and PVAs | Full deduction of foreign participations | 1Q25 pro-forma post repatriations and current proposal | Required capital build-up | Target CET1 ratio |
|---|---|---|---|---|---|---|---|
| RWA, bn | **551** | (20) | (3) | (186)[3] | **343** | | **343** |
| Net CET1 capital impact, bn | | | (3) | (23) | | | |

**UBS Group AG, consolidated**

| | 1Q25 | Capital build-up at UBS AG | 1Q25 pro-forma | Deduction of TD DTAs, software and PVAs | 1Q25 pro-forma post deduction of TD DTAs, software and PVAs |
|---|---|---|---|---|---|
| RWA, bn | **483** | | **483** | (23) | **460** |
| Net CET1 capital impact, bn | | | | (11) | |

Pro-forma figures based on 1Q25 and assume proposed measures are fully applied; **1** ~5bn of capital repatriations expected, subject to customary regulatory approval, freeing up ~2.5bn of CET1 capital at the UBS AG standalone level under the current capital regime, which could be upstreamed to UBS Group AG; **2** Reflects 51.4bn of CET1 from foreign participations as of 1Q25, adjusted for ~5bn of expected repatriations; **3** Reflects 205.7bn of RWA from foreign participations as of 1Q25, adjusted for ~5bn of expected repatriations, reducing RWA by ~20bn; **4** Reflects the lower end of our guidance of 12.5%-13.0%

UBS

2

# Despite UBS's lower risk profile, new TBTF capital proposals would make UBS a pronounced outlier among GSIB peers

## A strong business model is the surest source of stability

Revenue mix by business vs peers, FY24

Investment Bank
Personal & Corporate Bank
Wealth and Asset Management
~60%
~20%
UBS
North American & European GSIB average[1]

## UBS 2030[2] fully applied de-facto minimum CET1 ratio requirement is already the highest among peers

CET1 ratio requirements for UBS Group AG vs peers, 1Q25

Max 13.7%
Avg.
Min 8.6%
11.2%
~14%[4]
~12%[5]
~17%
North American & European GSIB average minimum CET1 ratio requirement[3]
UBS 2030 formal and de-facto minimum CET1 ratio requirements / guidance
UBS de-facto minimum CET1 ratio requirement based on current TBTF proposal[6]

1 Revenue mix based on UBS analysis and disclosed reporting segments for publicly traded GSIB peers, excludes trust banks; 2 When current TBTF requirements are fully phased in; 3 CET1 ratios based on latest available filings for publicly traded GSIB peers, excluding trust banks; US GSIBs on a standardized basis; 4 Given expected UBS AG capital ratio of 12.5-13.0% and UBS Group AG equity double leverage of ~100%; 5 Assumes static countercyclical buffer and Pillar 2 add-ons; progressive add-ons based on expected LRD and market share (phasing in by 2030) and current LRD buckets; 6 Refer to slide 2 for more information

3

# Proposed rules are not internationally aligned

| | *Basel 3 standards* | *Current rules* | *Proposal* | | | |
|---|---|---|---|---|---|---|
| **Deferred tax assets on temporary differences (TD DTAs)** | Recognized up to a threshold of 10% of CET1 and risk-weighted at 250%. Deduction above this threshold | In line with Basel standards | Full CET1 deduction – not in line with Basel standards | In line with Basel standards | In line with Basel standards | In line with Basel standards[1] |
| **Capitalized software** | If classified as tangible assets, fully recognized, risk weighted at 100%. If classified as intangible assets, full CET1 deduction | In line with Basel standards – UBS software classified as a tangible asset resulting in CET1 recognition | Full CET1 deduction – not in line with Basel standards | Fully recognized when in use, risk weighted at 100% and amortized over 3 years for capital purposes | Full CET1 deduction | Fully recognized, risk-weighted at 100%, amortized as in financial accounts |
| **Prudential valuation adjustments (PVAs)** | Guidance covering fair valued positions, with general rules for spreads and valuations | In line with Basel standards | Adjustments based on EU and UK rules | Adjustments for relevant modeled positions such as level 2 and 3 fair value assets and liabilities | Adjustments for relevant modeled positions such as level 2 and 3 fair value assets and liabilities | No specific requirements |
| **Foreign participations** | No prescribed rules for participation treatment – Basel rules apply on a consolidated basis only. Equity investments in general risk-weighted at 250% | 400% risk-weighting of foreign participations | Full CET1 deduction of foreign participations | UK / EU rules based on the Capital Requirements Regulation requiring CET1 deduction of significant investments in financial sector entities (independent whether foreign or local), unless exempted | | No Parent standalone requirements apply (only consolidated requirements) |
| | | | | Deductions not relevant in practice as waivers are granted (most banks only comply with consolidated requirements) or other supervisory exemptions | Deduction of all financial subsidiaries above a 10% CET1 threshold. However, waivers are granted | |

UBS

1 10% threshold applies to US GSIBs while a 25% threshold can apply for smaller banks

4

# Simplified UBS legal entity structure

UBS Group AG,
consolidated (listed entity)
UBS Group AG
UBS AG,
consolidated
UBS AG,
standalone
UBS AG
Other participations
UBS Switzerland AG
UBS Europe SE
UBS Americas Holding LLC
Credit Suisse International
Other participations
US Participations

**Standalone entity accounting:** Presents the financial statements of a single legal entity, including its direct assets, liabilities, and equity, with investments in subsidiaries or affiliates typically shown as financial investments (e.g., participations)

**Consolidated entity accounting:** Presents the financial statements of a group that includes the assets, liabilities, and equity of both the parent company and its subsidiaries, presented as a single economic entity with intercompany balances eliminated

UBS

5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

June 6, 2025